FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2017

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending

March 31, 2017

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended March 31, 2017 of Videotron Ltd.

QUARTERLY REPORT

2017 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three-month Period

January 1, 2017 – March 31, 2017

May 16, 2017

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2017 and 2016

(unaudited)

FINANCIAL REVIEW

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or the “Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet services and telephony services provider in the Province of Québec. Our cable network covers approximately 79% of the Province of Québec’s approximately 3.6 million residential and commercial premises. The deployment of our LTE network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services.

Videotron Business Solutions is a premier full-service telecommunications provider serving small and medium-sized and large-sized businesses, telecommunications carriers, as well as a data center operator. Products and services for small and medium-sized businesses as well as large-sized businesses are supported by extensive coaxial, fibre-optic and LTE wireless networks.

Videotron’s primary sources of revenue include: subscriptions for cable television, Internet access, cable and mobile telephony services, over-the-top video services (“Club illico”) and business solutions services.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2017 and the major changes from the previous financial year.

All amounts are stated in Canadian dollars unless otherwise indicated. This Management Discussion should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2016 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>. Due to rounding, minor differences may exist between amounts shown in this MD&A and the condensed consolidated financial statements.

HIGHLIGHTS SINCE DECEMBER 31, 2016

•	During the first quarter of 2017, revenues grew by 3.6%, adjusted operating income grew by 5.1% and ARPU grew by 5.7%, all compared to the first quarter of 2016.

•

As of March 31, 2017, 920,900 lines were activated on our mobile telephony service, an increase of 27,000 (3.0%) in the quarter and a year-over-year increase of 15.7%. Furthermore, wireless ARPU grew by $2.98 (6.0%) year-over-year.

•	For the twelfth consecutive year, according to market research firm Léger, Videotron was ranked Québec’s most admired company in the telecommunication industry.

•

On May 4, 2017, the Corporation transferred all then existing commitments under its unsecured revolving credit facility to its secured revolving credit facility, hence increasing its secured facility from $630.0 million to $965.0 million and terminating its unsecured facility.

•

On May 1, 2017, the Corporation redeemed $125.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount, in accordance with a notice issued on March 31, 2017. The repurchase followed the redemption on January 5, 2017 of a first $175.0 million tranche of the Notes, in accordance with a notice issued on December 2, 2016.

•

On April 13, 2017, the Corporation issued US$600.0 million aggregate principal amount of 5.125% Senior Notes maturing on April 15, 2027, for net proceeds of $794.5 million, net of financing fees of $9.9 million.

MANAGEMENT DISCUSSION AND ANALYSIS

•

On February 9, 2017, Videotron Business Solutions introduced Guaranteed Internet, a tested solution that assures no downtime by twinning the performance and reliability of our Fibre Hybrid and LTE networks. This new option is compatible with Fibre Hybrid services of up to 100 Mps across Videotron’s service area.

•

On January 17, 2017, 4Degrees Colocation Inc (“4Degrees”) obtained ISO 27001 certification, a highly respected international standard recognized by experts over the world. This certification ensures that 4Degrees’ customers will benefit from a data security program which includes major components such as data security, physical security and continuous uptime plan.

•

On January 12, 2017, we announced an agreement between 4Degrees and Megaport (USA) Inc., a global leader in secure interconnectivity. This partnership allows 4Degrees’ customers to link directly to the world’s largest providers of public cloud services. Companies may benefit from fast, secure and redundant access to business applications from Microsoft (Azure, Office 365, Exchange), Amazon Web and Google.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income and adjusted operating income margin are not calculated in accordance with, or recognized by International Financial Reporting Standards (“IFRS”). The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

The Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain or loss on valuation and translation of financial instruments, gain or loss on debt refinancing, restructuring of operations, litigation and other items and income taxes. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Adjusted Operating Income Margin

The Corporation defines adjusted operating income margin as the adjusted operating income expressed as a percentage of revenues under IFRS.

KEY PERFORMANCE INDICATOR

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony and Club illico revenues per average basic cable customer. ARPU is not a measurement that is calculated in accordance with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony and Club illico services revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

MANAGEMENT DISCUSSION AND ANALYSIS

Table 1 below presents a reconciliation of adjusted operating income to net income as disclosed in our consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of dollars)

	Three months ended March 31
	2017	2016
Adjusted operating income	$376.5	$358.1
Depreciation and amortization	(155.5)	(148.5)
Financial expenses	(37.2)	(39.6)
Loss on valuation and translation of financial instruments	(0.4)	(1.2)
Loss on debt refinancing	(5.2)	–
Restructuring of operations, litigation and other items	12.3	(4.5)
Income taxes	(46.2)	(29.5)
Net income	$144.3	$134.8

Analysis of Consolidated Results of Videotron

2017/2016 First Quarter Comparison

Customer statistics

Revenue-generating units – As of March 31, 2017, the total number of revenue-generating units stood at 5,795,400, an increase of 30,000 (0.5%) in the first quarter of 2017, compared with an increase of 17,800 (0.3%) in the same period last year. RGUs increased by 130,100 (2.3%) over the last twelve months.

Mobile telephony services – As of March 31, 2017, 920,900 lines were activated on our mobile telephony network, an increase of 27,000 (3.0%) in the quarter, compared with an increase of 27,100 (3.5%) in the same quarter of 2016. Mobile telephony lines increased by 125,200 (15.7%) over the last twelve months.

Cable Internet access services – The number of subscribers to cable Internet access services stood at 1,628,100 as at the end of the first quarter of 2017, an increase of 15,300 (0.9%) in the quarter, compared with an increase of 9,900 (0.6%) in the same quarter of 2016. Cable Internet access customers increased by 50,000 (3.2%) over the last twelve months. As of March 31, 2017, the household penetration rate (number of subscribers as a proportion of the 2,845,700 total homes passed) for our cable Internet access services was 57.2%, compared with 56.1% as of March 31, 2016.

Cable television services – Our combined customer base for cable television services decreased by 10,300 (0.6%) in the first quarter of 2017, compared with a decrease of 14,900 (0.9%) in the first quarter of 2016 and a year-over-year decrease of 41,400 (2.4%). As of March 31, 2017, our cable network household penetration rate was 59.1%, compared with 61.2% a year earlier.

•

The number of subscribers to illico Digital TV stood at 1,595,100 as at the end of the first quarter of 2017, an increase of 8,000 (0.5%) during the period, compared with a decrease of 1,700 (0.1%) in the first quarter of 2016. Illico Digital subscribers increased by 26,200 (1.7%) over the last twelve months. As of March 31, 2017, 94.9% of our cable television customers were subscribers to our illico Digital TV services, compared with 91.1% as of March 31, 2016. Our illico Digital TV household penetration rate was 56.1% as of March 2017, compared with 55.8% as of March 31, 2016.

MANAGEMENT DISCUSSION AND ANALYSIS

•

The customer base for analog cable television services decreased by 18,300 (17.6%) in the first quarter of 2017, compared with a decrease of 13,200 (7.9%) in the first quarter of 2016. Analog cable television subscribers decreased by 67,600 (44.2%) over the last twelve months, partially as a result of customer migration to illico Digital TV.

Cable telephony services – The number of cable telephony lines stood at 1,241,300 as at the end of the first quarter of 2017, a decrease of 11,800 (0.9%) in the quarter, compared with a decrease of 12,000 (0.9%) in the same quarter of 2016. Cable telephony lines decreased by 63,000 (4.8%) over the last twelve months. As of March 31, 2017, our cable telephony service household penetration rate was 43.6%, compared with 46.4% as of March 31, 2016.

Club illico – The number of subscribers to Club illico stood at 324,500 as at the end of the first quarter of 2017, an increase of 9,800 (3.1%) in the quarter, compared with an increase of 7,700 (3.0%) in the first quarter of 2016. Club illico customers increased by 59,300 (22.4%) over the last twelve months.

Table 2

End-of-quarter customer numbers

(in thousands of customers)

	Mar. 17	Dec 16	Sept 16	June 16	Mar. 16	Dec 15	Sept. 15	June 15
Mobile telephony[1]	920.9	893.9	867.7	828.9	795.7	768.6	742.5	702.9
Cable Internet	1,628.1	1,612.8	1,596.1	1,571.7	1,578.1	1,568.2	1,559.5	1,539.1
Cable television:
Analog	85.5	103.8	124.9	137.7	153.1	166.3	181.3	194.8
Digital	1,595.1	1,587.1	1,570.8	1,559.8	1,568.9	1,570.6	1,564.6	1,552.8
	1,680.6	1,690.9	1,695.7	1,697.5	1,722.0	1,736.9	1,745.9	1,747.6
Cable telephony[1]	1,241.3	1,253.1	1,265.1	1,284.0	1,304.3	1,316.3	1,329.5	1,337.7
Club illico	324.5	314.7	278.5	266.3	265.2	257.5	228.5	192.8

Revenue-generating units (RGUs)	5,795.4	5,765.4	5,703.1	5,648.4	5,665.3	5,647.5	5,605.9	5,520.1
[1]	In thousands of lines

Revenues: $798.3 million, an increase of $27.6 million (3.6%) compared with the first quarter of 2016.

Revenues from mobile telephony services increased by $26.5 million (22.8%) to $142.9 million, essentially due to customer growth and higher revenue per activated line.

Revenues from Internet access services increased by $8.8 million (3.6%) to $250.5 million. The favourable variance was mainly due to subscriber plans mix and by subscriber growth, partially offset by lower revenues from Internet access resellers.

Combined revenues from cable television services decreased by $9.1 million (3.5%) to $251.3 million. This decrease was primarily due to the net customer base erosion and higher discounts, partially offset by higher revenues from the leasing of digital set-top boxes.

Revenues from cable telephony services decreased by $4.9 million (4.6%) to $102.6 million, mainly due to the net customer base erosion, partially offset by higher revenues from business customers.

Revenues from Club illico increased by $1.3 million (16.9%) to $9.0 million, essentially due to customer growth.

Revenues from business solutions increased by $5.8 million (22.7%) to $31.4 million mainly due to higher revenues from our data center and our fibre-optic connectivity service businesses.

Revenues from sales of customer premises equipment decreased by $0.2 million (2.4%) to $8.3 million.

Other revenues decreased by $0.5 million (17.2%) to $2.4 million.

MANAGEMENT DISCUSSION AND ANALYSIS

Monthly combined ARPU: $149.48 in the first quarter of 2017, compared with $141.37 in the same quarter of 2016, an increase of $8.11 (5.7%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted operating income: $376.5 million in the first quarter of 2017, an increase of $18.4 million (5.1%) compared to the same quarter of 2016.

•	This increase was primarily due to:

•	revenue increase, as detailed above.

Partially offset by:

•	increase in losses on sale of mobile devices, partially offset by lower customer acquisition costs due to the growing popularity of our “bring your own device” plans.

Employee costs, expressed as a percentage of revenues: 12.5% in 2017, compared with 12.8% in 2016.

Purchase of goods and services, expressed as a percentage of revenues: 40.3% in 2017, compared with 40.8% in 2016.

Depreciation and amortization charge: $155.5 million, an increase of $7.0 million (4.7%) compared with $148.5 million in the first quarter of 2016.

•	The increase was mainly due to an increase in assets related to our wireless and wireline networks.

Financial expenses (primarily comprised of interest on long-term debt): $37.2 million in the first quarter of 2017, a decrease of $2.4 million (6.1%) compared with the same quarter of 2016.

•	The decrease was mainly due to:

•	$3.7 million decrease in interest on long-term debt, mainly due to lower indebtedness and by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates.

Gain or loss on valuation and translation of financial instruments: Loss of $0.4 million in the first quarter of 2017, compared with a loss of $1.2 million in the same quarter of 2016, a favourable variance of $0.8 million mainly due to a positive fluctuation in the fair value of financial instruments under fair value hedging relationships.

Loss on debt refinancing: $5.2 million in the first quarter of 2017, compared to nil in the same period of 2016.

•

In accordance with a notice issued on March 31, 2017, the Corporation redeemed, on May 1, 2017, all of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021, in an aggregate principal amount of $125.0 million, at a redemption price of 103.438% of their principal amount. A $5.2 million loss was recorded in the consolidated statement of income of the first quarter of 2017 in connection with this redemption.

Restructuring of operations, litigation and other items: $12.3 million gain recorded in the first quarter of 2017, compared with a $4.5 million charge in the same quarter of 2016, a favourable variance of $16.8 million.

•

A $12.3 million net gain was recognized in the first quarter of 2017 in connection with developments in legal disputes, labour-cost-reduction initiatives, and customer migration from analog to digital service.

•	In the first quarter of 2016, a $4.5 million charge was recognized in connection with cost-reduction programs.

Income tax expense: $46.2 million (effective tax rate of 24.3%) in the first quarter of 2017, compared with $29.5 million (effective tax rate of 18.0%) in the same quarter of 2016.

•	The increase of $16.7 million was mainly due to changes in tax consolidation arrangements with our parent corporation.

MANAGEMENT DISCUSSION AND ANALYSIS

Net income attributable to shareholder: $144.3 million, an increase of $9.5 million (7.1%).

•	The increase was mainly due to:

•	$18.4 million increase in adjusted operating income;

•	$16.8 million favourable variance in restructuring of operations, litigation and other items;

•	$2.4 million decrease in financial expenses; and

•	$0.8 million favourable variance in gain or loss on valuation and translation of financial instruments.

Partially offset by:

•	$16.7 million increase in income taxes;

•	$7.0 million increase in depreciation and amortization charges; and

•	$5.2 million unfavourable variance in loss on debt refinancing.

CASH FLOW AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating Activities

Cash flows provided by operating activities: $180.9 million in the first quarter of 2017, compared with $260.2 million in the same quarter of 2016, a decrease of $79.3 million (30.5%).

•	The decrease was mainly due to:

•

$151.5 million unfavourable variance in non-cash balances related to operations, mainly due to a $54.7 million unfavourable net variation in income taxes payable, a $55.3 million unfavourable net variation in accounts payable; a $32.2 million unfavourable net variation in inventories, and a $24.3 million unfavourable net variation in accounts receivable and payable to corporations under common control.

Partially offset by:

•	$33.9 million decrease in current income tax expenses;

•	$18.4 million increase in adjusted operating income; and

•	$16.8 million favourable variance in restructuring of operations, litigation and other items, as explained above.

Working capital: Negative $302.8 million as of March 31, 2017 compared with negative $490.4 million as of December 31, 2016. The difference is mainly explained by the settlement of accounts payable and accrued charges, the disbursement of income tax instalments related to the 2016 fiscal year, partially offset by an increase in bank indebtedness.

MANAGEMENT DISCUSSION AND ANALYSIS

Investing Activities

Additions to fixed assets: $161.8 million in the first quarter of 2017, compared with $159.6 million in the same quarter of 2016.

Additions to intangible assets: $33.6 million in the first quarter of 2017, compared with $38.6 million in the same quarter of 2016. The decrease is explained by lower investments on our IT programs and platforms in the first quarter of 2017.

Business acquisition: $5.6 million in the first quarter of 2017, compared with $119.1 million in the same quarter of 2016. In January 2016, the Corporation acquired Fibrenoire, a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, the Corporation paid an amount of $119.1 million, net of cash acquired of $1.8 million. A post-closing adjustment of $0.2 million was received in the second quarter of 2016. The purchase balance was paid in February 2017 for an amount of $5.6 million.

Financing Activities

Consolidated debt (long-term debt plus bank indebtedness): $32.8 million increase during the first quarter of 2017.

•	Summary of debt increases during the first quarter of 2017:

•	$190.7 million drawings on our secured revolving credit facility; and

•	$35.1 million net change in bank indebtedness.

•	Summary of debt decreases during the same period:

•	redemption and retirement, on January 5, 2017, of $175.0 million aggregate principal amount of our 6.875% Senior Notes due in July 2021; and

•

$19.3 million favourable impact of exchange rate fluctuations. This decrease in long-term debt is offset by a decrease in the asset (or an increase in the liability) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”.

Assets and liabilities related to derivative financial instruments: Net asset of $390.1 million as of March 31, 2017, compared with a net asset of $417.8 million as of December 31, 2016, a $27.7 million unfavourable variance. The variance was mainly due to the unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Dividends: Net decrease of $39.0 million in cash distributions to our parent corporation in the first quarter of 2017 compared with the same quarter of 2016.

Financial Position as of March 31, 2017

Net available liquidity: Pro forma for the issuance in April 2017 of US$600.0 million aggregate principal amount of Senior Notes and the related use of proceeds, net available liquidity of $858.4 million at March 31, 2017 for the Corporation and its wholly owned subsidiaries, consisting of $903.6 million in available unused revolving credit facilities, less $45.2 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): $3,206.0 million as of March 31, 2017, an increase of $32.8 million; $27.7 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

MANAGEMENT DISCUSSION AND ANALYSIS

As of March 31, 2017, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 3

Mandatory debt repayments on Videotron’s long-term debt

Twelve-month period ending March 31

(in millions of dollars)

2018	$10.7
2019	5.4
2020	–
2021	–
2022	523.8
2023 and thereafter	2,636.8
Total	$3,176.7

Pro-forma for the issuance in April 2017 of US$600.0 million aggregate principal amount of Senior Notes and the related use of proceeds, the weighted average term of Videotron’s consolidated debt was approximately 7.8 years as of March 31, 2017 (6.8 years as of December 31, 2016). After taking into account the hedging instruments, the debt consisted of approximately 92.4% fixed-rate debt (85.5% as of December 31, 2016) and 7.6% floating-rate debt (14.5% as of December 31, 2016).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our wireline and wireless networks, working capital, interest payments, debt repayments, pension plan contributions, and dividends and distributions in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

We may (but are under no obligation to) from time to time seek to retire or purchase our outstanding senior notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on our liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

Pursuant to their financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). As of March 31, 2017, the Corporation was in compliance with all required financial ratios.

Distributions to our shareholder: We paid $25.0 million in common dividends to our shareholder, Quebecor Media, in the first quarter of 2017, compared with $64.0 million in the same quarter of 2016. We expect to make cash distributions to our shareholder in the future, as determined by our Board of Directors, and within the limits set by the terms of our indebtedness and applicable laws.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Balance Sheets as of March 31, 2017

Table 4

Consolidated Balance Sheets of Videotron

Analysis of significant variances between March 31, 2017 and December 31, 2016

(in millions of dollars)

	March 31, 2017	December 31, 2016	Variance	Variance detail
Assets

Income taxes receivable (payable)	$12.0	$(33.4)	45.4	Income tax payments less current income tax expense

Derivative financial instruments[1]	390.1	417.8	(27.7)	See “Financing Activities” above

Liabilities

Bank indebtedness	45.2	10.1	35.1	Cash outflows related to investing activities, less inflows provided by operating and financing activities

Accounts payable and accrued charges	325.8	456.4	(130.6)	Impact of current variances in activity
Deferred income taxes	565.5	525.5	40.0	Deferred income tax expense

[1]	Long-term assets less long-term liabilities

MANAGEMENT DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of March 31, 2017, material contractual obligations included: capital repayment and interest payments on long-term debt, obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments, operating lease arrangements and capital asset purchases and other commitments.

Table 5 below shows a summary of our contractual obligations.

Table 5

Contractual obligations of the Corporation

Payments due by period as of March 31, 2017

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]
Accounts payable and accrued charges	$325.8	$325.8	$–	$–	$–
Amounts payable to affiliated corporations	48.3	48.3	–	–	–
Bank credit facility	16.1	10.7	5.4	–	–
Revolving credit facilities	398.8	–	–	398.8	–
6 7/8% Senior Notes due July 15, 2021	125.0	–	–	125.0	–
5% Senior Notes due July 15, 2022	1,063.9	–	–	–	1,063.9
5 3/8% Senior Notes due June 15, 2024	797.9	–	–	–	797.9
5 5/8% Senior Notes due June 15, 2025	400.0	–	–	–	400.0
5 3/4% Senior Notes due January 15, 2026	375.0	–	–	–	375.0
Interest payments[2]	946.5	108.2	286.8	278.5	273.0
Derivative financial instruments[3]	(418.5)	(18.3)	–	–	(400.2)
Operating lease commitments	171.8	41.5	61.9	28.3	40.1
Services and capital equipment commitments	326.1	62.2	71.0	58.3	134.6

Total contractual cash obligations	$4,576.7	$578.4	$425.1	$888.9	$2,684.3
[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of March 31, 2017.
[3]	Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Material commitments included in Table 5

The Corporation leases sites for its LTE wireless network under operating lease contracts, and has contracted long-term commitments to acquire equipment for a total future disbursement of $82.3 million.

In May 2013, the Corporation and Rogers Communications signed a set of service sharing and exchange agreements, including a 20-year agreement to build out and operate a shared LTE wireless network in the Province of Québec and in the Ottawa Region. As of March 31, 2017, a total commitment of $266.8 million was outstanding under this agreement.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

MANAGEMENT DISCUSSION AND ANALYSIS

Operating transactions

In the first quarter of 2017, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $36.2 million ($33.7 million in the same quarter of 2016), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $1.9 million ($1.9 million in the first quarter of 2016). These transactions were concluded and accounted for at the consideration agreed between parties.

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis.

In the first quarter of 2017, Videotron incurred management fees of $13.2 million ($13.2 million in the first quarter of 2016) with its parent corporation.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, bank indebtedness, accounts receivable, accounts payable and accrued charges, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2017 and December 31, 2016 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	March 31, 2017		December 31, 2016
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt [1,2]	$(3,176.7)	$(3,302.8)	$(3,180.3)	$(3,266.4)
Derivative financial instruments[3]
Early settlement options	–	–	0.4	0.4
Foreign exchange forward contracts[4]	1.5	1.5	2.5	2.5
Cross-currency interest rate swaps[4]	388.6	388.6	415.3	415.3
[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.
[3]	The fair value of derivative financial instruments designated as hedges is a net asset position of $390.1 million as of March 31, 2017 ($417.8 million as of December 31, 2016).
[4]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

The fair value of long-term debt in table 6 is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

The gain or loss on valuation and translation of financial instruments for the three months ended March 31, 2017 and 2016 is summarized in the following table.

Table 7

Loss on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended March 31
	2017	2016
Loss on the ineffective portion of fair value hedges	$0.3	$1.2
Loss on reversal of embedded derivatives upon debt redemption	0.1	–
	$0.4	$1.2

A loss of $7.3 million was recorded under other comprehensive income in the first quarter of 2017 in relation to cash flow hedging relationships (gain of $4.3 million in the same quarter of 2016).

MANAGEMENT DISCUSSION AND ANALYSIS

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	new technologies that would change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•

disruptions to the network through which we provide our digital television, Internet access, telephony services and Club illico, and our ability to protect such services from piracy, unauthorised access or other security breaches;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under “Item 3. Key information – Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2017	2016
Revenues
Cable television		$251,260	$260,385
Internet		250,471	241,689
Mobile telephony		142,875	116,397
Cable telephony		102,554	107,511
Over-the-top video		9,034	7,689
Business solutions		31,364	25,641
Equipment sales		8,261	8,462
Other		2,438	2,889
		798,257	770,663
Employee costs	2	100,013	98,332
Purchase of goods and services	2	321,641	314,285
Depreciation and amortization		155,548	148,452
Financial expenses	3	37,245	39,643
Loss on valuation and translation of financial instruments	4	430	1,186
Loss on debt refinancing	7	5,201	–
Restructuring of operations, litigation and other items	5	(12,343)	4,510
Income before income taxes		190,522	164,255

Income taxes (recovery)
Current		4,261	38,205
Deferred		41,963	(8,713)
		46,224	29,492

Net income		$144,298	$134,763
Net income attributable to
Shareholder		$144,291	$134,756
Non-controlling interests		7	7

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2017	2016
Net income		$144,298	$134,763
Other comprehensive loss:
Items that may be reclassified to income :
Cash flows hedges:
(Loss) gain on valuation of derivative financial instruments		(7,325)	4,307
Deferred income taxes		2,044	8,277
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss		–	(31,000)
Deferred income taxes		–	8,000
		(5,281)	(10,416)
Comprehensive income		$139,017	$124,347

Comprehensive income attributable to
Shareholder		$139,010	$124,340
Non-controlling interests		7	7

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock (note 9)	Retained earnings	Accumulated other comprehensive loss (note 11)	Equity attributable to non-controlling interests	Total equity

Balance as of December 31, 2015	$132,401	$757,535	$(76,844)	$708	$813,800

Net income	–	134,756	–	7	134,763

Other comprehensive loss	–	–	(10,416)	–	(10,416)

Dividends	–	(64,000)	–	–	(64,000)

Balance as of March 31, 2016	132,401	828,291	(87,260)	715	874,147

Net income	–	412,446	–	26	412,472

Other comprehensive income	–	–	3,353	–	3,353

Dividends	–	(218,000)	–	(232)	(218,232)

Balance as of December 31, 2016	132,401	1,022,737	(83,907)	509	1,071,740

Net income	–	144,291	–	7	144,298

Other comprehensive loss	–	–	(5,281)	–	(5,281)

Dividends	–	(25,000)	–	–	(25,000)

Balance as of March 31, 2017	$132,401	$1,142,028	$(89,188)	$516	$1,185,757

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2017	2016
Cash flows related to operating activities
Net income		$144,298	$134,763
Adjustments for:
Depreciation of fixed assets		135,295	130,982
Amortization of intangible assets		20,253	17,470
Loss on valuation and translation of financial instruments	4	430	1,186
Amortization of financing costs	3	989	880
Deferred income taxes		41,963	(8,713)
Loss on debt refinancing		5,201	–
Other		2,358	1,996
		350,787	278,564
Net change in non-cash balances related to operating activities		(169,894)	(18,394)
Cash flows provided by operating activities		180,893	260,170

Cash flows related to investing activities
Additions to fixed assets		(161,751)	(159,620)
Additions to intangible assets		(33,603)	(38,633)
Business acquisition (net of cash acquired)	6	(5,553)	(119,074)
Acquisition of preferred shares of an affiliated corporation	8	–	(195,000)
Other		470	448
Cash flows used in investing activities		(200,437)	(511,879)

Cash flows related to financing activities
Net change in bank indebtedness		35,106	29,074
Net change under revolving credit facility		190,686	91,929
Repayment of long-term debt	7	(181,017)	–
Issuance of a loan from the parent corporation	8	–	195,000
Dividends		(25,000)	(64,000)
Cash flows provided by financing activities		19,775	252,003

Net change in cash and cash equivalents		231	294

Cash and cash equivalents at the beginning of the period		961	1,774
Cash and cash equivalents at the end of the period		$1,192	$2,068

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	2017	2016
Additional information on the consolidated statements of cash flows
Cash and cash equivalents consist of
Cash	$143	$219
Cash equivalents	1,049	1,849
	$1,192	$2,068

Interest and taxes reflected as operating activities
Cash interest payments	$37,129	$37,239
Cash income tax payments (net of refunds)	49,489	28,754

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

(unaudited)

	Note	March 31, 2017	December 31, 2016

Assets

Current assets
Cash and cash equivalents		$1,192	$961
Accounts receivable		316,054	329,037
Amounts receivable from affiliated corporations		4,495	2,657
Income taxes		12,009	–
Inventories		102,038	86,064
Prepaid expenses		53,941	38,242
Total current assets		489,729	456,961

Non-current assets
Fixed assets		3,249,159	3,261,883
Intangible assets		1,124,343	1,123,257
Goodwill		535,932	535,932
Derivative financial instruments		391,318	417,788
Other assets		15,657	16,864
Total non-current assets		5,316,409	5,355,724
Total assets		$5,806,138	$5,812,685

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	March 31, 2017	December 31, 2016

Liabilities and Equity

Current liabilities
Bank indebtedness		$45,223	$10,118
Accounts payable and accrued charges		325,818	456,437
Amounts payable to affiliated corporations		48,320	66,534
Provisions		42,783	60,321
Deferred revenue		319,646	309,910
Income taxes		–	33,370
Current portion of long-term debt	7	10,714	10,714
Total current liabilities		792,504	947,404

Non-current liabilities
Long-term debt	7	3,150,053	3,152,394
Derivative financial instruments		1,206	–
Deferred income taxes		565,454	525,535
Other liabilities		111,164	115,612
Total non-current liabilities		3,827,877	3,793,541
Total liabilities		4,620,381	4,740,945

Equity
Capital stock	9	132,401	132,401
Retained earnings		1,142,028	1,022,737
Accumulated other comprehensive loss	11	(89,188)	(83,907)
Equity attributable to shareholder		1,185,241	1,071,231
Non-controlling interests		516	509
Total equity		1,185,787	1,071,740
Subsequent events	13
Total liabilities and equity		$5,806,138	$5,812,685

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada.

The Corporation offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2016 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on May 10, 2017.

Comparative figures for the three-month period ended March 31, 2016 have been restated to conform to the presentation adopted for the three-month period ended March 31, 2017.

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended March 31
	2017	2016
Employee costs	$147,256	$144,793
Less employee costs capitalized to fixed assets and intangible assets	(47,243)	(46,461)
	100,013	98,332
Purchase of goods and services
Royalties and rights	109,143	111,772
Cost of retail products	69,601	56,219
Subcontracting costs	29,463	27,254
Marketing and distribution expenses	12,008	16,152
Other	101,426	102,888
	321,641	314,285
	$421,654	$412,617

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

3.	FINANCIAL EXPENSES

	Three months ended March 31
	2017	2016
Third parties:
Interest on long-term debt	$35,036	$38,749
Amortization of financing costs	989	880
Gain on foreign currency translation on short-term monetary items	(336)	(576)
Other	695	377
	36,384	39,430
Affiliated corporations:
Interest expense (net of interest income)	–	55,790
Dividend income (net of dividend expense)	–	(56,430)
	–	(640)
Interest on net defined benefit liability	861	853
	$37,245	$39,643

4.	LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended March 31
	2017	2016
Loss on the ineffective portion of fair value hedges	$256	$1,212
Loss on reversal of embedded derivatives upon debt redemption	174	–
Gain on embedded derivatives	–	(26)
	$430	$1,186

5.	RESTRUCTURING OF OPERATIONS, LITIGATION AND OTHER ITEMS

During the first quarter of 2017, a net gain of $12.3 million was recorded relating to developments in certain litigations, cost reduction initiatives across the organization and the migration of subscribers from analog to digital services (net charge of $4.5 million in 2016).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

6.	BUSINESS ACQUISITION

On January 7, 2016, the Corporation acquired Fibrenoire inc. (“Fibrenoire”), a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, the Corporation paid an amount of $119.1 million, net of cash acquired of $1.8 million. A post-closing adjustment of $0.2 million was received in the second quarter of 2016. The purchase balance was paid in February 2017 for an amount of $5.6 million plus interest of $0.3 million. Goodwill arising from this acquisition reflects anticipated synergies and future growth potential.

7.	LONG-TERM DEBT

Components of the long-term debt are as follows:

	March 31, 2017	December 31, 2016
Bank credit facilities	$414,875	$225,521
Senior Notes	2,761,860	2,954,780
Total long-term debt	3,176,735	3,180,301

Change in fair value related to hedged interest rate risk	7,535	8,377
Adjustment related to embedded derivatives	–	(174)
Financing fees, net of amortization	(23,503)	(25,396)
	(15,968)	(17,193)
Less current portion	(10,714)	(10,714)
	$3,150,053	$3,152,394

On January 5, 2017, the Corporation redeemed an aggregate principal amount of $175.0 million of its issued and outstanding 6.875% Senior Notes due July 15, 2021, at a redemption price of 103.438% of their principal amount, for a cash consideration of $181.0 million.

On March 31, 2017, the Corporation issued a notice for the redemption of all its issued and outstanding 6.875% Senior Notes due July 15, 2021 in aggregate principal amount of $125.0 million, at a redemption price of 103.438% of their principal amount. As a result, a loss of $5.2 million was accounted for in the first quarter of 2017. On May 1, 2017, the Senior Notes were redeemed for a cash consideration of $129.3 million.

On April 13, 2017, the Corporation issued US$600.0 million aggregate principal amount of Senior Notes bearing interest at 5.125% and maturing on April 15, 2027, for net proceeds of $794.5 million, net of financing fees of $9.9 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on the Corporation’s ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of the Corporation and are redeemable at the option of the Corporation, in whole or in part at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter. The Corporation has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps.

On May 4, 2017, the Corporation transferred all then existing commitments under its unsecured revolving credit facility to its secured revolving credit facility, hence increasing its secured facility from $630.0 million to $965.0 million and terminating its unsecured facility.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

8.	SUBORDINATED LOAN FROM PARENT CORPORATION

On February 12, 2016, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 430,000 preferred shares, Series B, for a total cash consideration of $430.0 million, and settled cumulative unpaid dividends of $6.9 million. On the same day, the Corporation used the total proceeds of $430.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc.

On March 1, 2016, the Corporation contracted a subordinated loan of $625.0 million from Quebecor Media Inc., bearing interest at a rate of 11.5%, payable every six months on June 20 and December 20, and maturing on March 1st, 2046. On the same day, the Corporation invested the total proceeds of $625.0 million into 625,000 preferred shares, Series D, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 11.6%, payable semi-annually.

On November 1, 2016, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 1,660,000 preferred shares, Series B and 625,000 preferred shares, Series D for a total cash consideration of $2.29 billion, and settled cumulative unpaid dividends of $92.7 million. On the same day, the Corporation used the total proceeds of $2.29 billion to repay its subordinated loans contracted from Quebecor Media Inc.

These transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

9.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of March 31, 2017 and December 31, 2016	172,516,829	$132,401

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

10.	STOCK-BASED COMPENSATION PLAN

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation participates, for the three-month period ended March 31, 2017:

	Outstanding options
	Number	Weighted average exercise price
Quebecor Inc.
As of December 31, 2016	50,000	$25.49
Granted	–	–
As of March 31, 2017	50,000	$25.49
Vested options as of March 31, 2017	33,333	$25.49

Quebecor Media Inc.
As of December 31, 2016	286,105	$63.98
Exercised	(5,250)	63.10
Cancelled	(8,000)	68.21
As of March 31, 2017	272,855	$63.87
Vested options as of March 31, 2017	56,150	$65.67

For the three-month period ended March 31, 2017 a net consolidated charge related to the stock-based compensation plan was recorded in the amount of $0.3 million (a net charge of $0.6 million in 2016).

During the three-month period ended March 31, 2017, 5,250 of the Corporation’s stock options were exercised for a cash consideration of $0.03 million (30,928 stock options for $0.4 million in 2016).

Deferred share units (“DSU”) and performance share units (“PSU”) plans

Under the DSU and PSU plans, based on Quebecor Class B Subordinate Shares (“Quebecor Class B Shares”), the DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. No treasury shares will be issued for the purposes of these plans. As of March 31, 2017, 17,125 DSUs and 20,936 PSUs awarded to employees of the Corporation were outstanding under these plans.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

11.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2015	$(40,436)	$(36,408)	$(76,844)
Other comprehensive income (loss)	12,584	(23,000)	(10,416)
Balance as of March 31, 2016	(27,852)	(59,408)	(87,260)
Other comprehensive (loss) income	(23,340)	26,693	3,353
Balance as of December 31, 2016	(51,192)	(32,715)	(83,907)
Other comprehensive loss	(5,281)	–	(5,281)
Balance as of March 31, 2017	$(56,473)	$(32,715)	$(89,188)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7 1/4 -year period.

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility, discount factors, and the underlying instrument’s adjusted implicit interest rate and credit premium.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2017 and December 31, 2016 are as follows:

	March 31, 2017		December 31, 2016
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(3,176,735)	$(3,302,800)	$(3,180,301)	$(3,266,417)
Derivative financial instruments[3]
Early settlement options	–	–	417	417
Foreign exchange forward contracts[4]	1,515	1,515	2,467	2,467
Cross-currency interest rate swaps[4]	388,598	388,598	415,321	415,321

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

[2]	The fair value of long-term debt does not include the fair value of early settlement options, which is presented separately in the table.

[3]	The fair value of derivative financial instruments designated as hedges is a net asset position of $390.1 million as of March 31, 2017 ($417.8 million as of December 31, 2016).

[4]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

13.	SUBSEQUENT EVENTS

On April 12, 2017, the Corporation distributed $342.0 million to Quebecor Media Inc. through a subordinated loan, bearing interest at 5.5%, payable every six months on April 12 and October 12, and maturing on April 12, 2019.

On May 3, 2017, the Corporation contracted a subordinated loan of $3.6 billion from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20 and maturing on May 3, 2047. On the same day, the Corporation invested the total proceeds of $3.6 billion into 3,600,000 preferred shares, Series C, of 9346-9963 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.6%, payable semi-annually.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Hugues Simard
By:	Hugues Simard Senior Vice President and Chief Financial Officer

Date: May 16, 2017